Exhibit 3.5
Amendment No. 1
to
Amended and Restated Bylaws of
Griffin Capital Essential Asset REIT, Inc.

On March 7, 2018, the Board of Directors of Griffin Capital Essential Asset REIT, Inc. (the “Corporation”), at a duly convened meeting of the Board of Directors at which a quorum was present, by the affirmative vote of a majority of the directors present at such meeting and in accordance with the Amended and Restated Bylaws of the Corporation (as amended, the “Bylaws”) and the Maryland General Corporation Law, approved and adopted the following amendment to the Bylaws to be effective immediately. Unless otherwise defined in this amendment, capitalized terms used in this amendment shall have the same meanings as set forth in the Bylaws.

The Bylaws are hereby amended by adding the following as new Article XV after existing Article XIV:
ARTICLE XV
EXCLUSIVE FORUM FOR CERTAIN LITIGATION
Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL, the Charter or these Bylaws, or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine.